# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Black Rock Coffee Bar, Inc., CIK 0002068577
CUSIP: 092244102
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 9170 E. Bahia Drive, Suite 101, Scottsdale, Arizona (AZ), 85260
Date of event which requires filing of this statement: 03/06/2026
Amends the filing with accession number 0001493152-25-028763
Filed by CIK 0002083841
Persons authorized to receive notices and communications: c/o Viking Cake BR, LLC, 18625 Macalpine Loop, Bend, Oregon (OR), 97702, 503-970-3376

## Reporting persons
- Viking Cake BR, LLC (CIK 0002083841): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 5,809,391; shared voting power 0; sole dispositive power 5,809,391; shared dispositive power 0; aggregate amount beneficially owned 5,809,391 (24.9% of the class)
  Comment: Amount in rows 7 and 9 consists of membership units ("LLC Units") of Black Rock Coffee Holdings, LLC ("Black Rock OpCo") and an equal number of shares of Class C Common Stock of Black Rock Coffee Bar, Inc. (the "Issuer") held by Viking Cake Fuel, LLC, which is a wholly owned subsidiary of Viking Cake BR, LLC. Holders of LLC Units may elect to have Black Rock OpCo redeem their LLC Units for either shares of Class A Common Stock on a one-for-one basis or, at the Issuer's election (determined solely by the Issuer's independent directors who are disinterested), to effect such transaction as a direct exchange with the relevant holder. Upon any such redemption or exchange of LLC Units, the corresponding shares of Class C Common Stock will be cancelled.
  
  The total outstanding shares of Class A Common Stock used in calculating the percent of class assumes the conversion of all of the Reporting Person's LLC Units into Class A Common Stock, resulting in a total of 23,287,843 shares of Class A Common Stock outstanding (which reflects the sum of (i) 17,478,452 shares of Class A Common Stock outstanding as of March 1, 2026 and (ii) 5,809,391 shares of Class A Common Stock issuable upon conversion of the Reporting Person's LLC Units).
- Viking Cake Fuel, LLC (CIK 0002084799): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 5,809,391; shared voting power 0; sole dispositive power 5,809,391; shared dispositive power 0; aggregate amount beneficially owned 5,809,391 (24.9% of the class)
  Comment: Amount in rows 7 and 9 consists of LLC Units of Black Rock OpCo and an equal number of shares of Class C Common Stock of the Issuer held by Viking Cake Fuel, LLC. Holders of LLC Units may elect to have Black Rock OpCo redeem their LLC Units for either shares of Class A Common Stock on a one-for-one basis or, at the Issuer's election (determined solely by the Issuer's independent directors who are disinterested), to effect such transaction as a direct exchange with the relevant holder. Upon any such redemption or exchange of LLC Units, the corresponding shares of Class C Common Stock will be cancelled.
  
  The total outstanding shares of Class A Common Stock used in calculating the percent of class assumes the conversion of all of the Reporting Person's LLC Units into Class A Common Stock, resulting in a total of 23,287,843 shares of Class A Common Stock outstanding (which reflects the sum of (i) 17,478,452 shares of Class A Common Stock outstanding as of March 1, 2026 and (ii) 5,809,391 shares of Class A Common Stock issuable upon conversion of the Reporting Person's LLC Units).
- Daniel Brand (CIK 0002079952): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 5,809,391; shared voting power 0; sole dispositive power 5,809,391; shared dispositive power 0; aggregate amount beneficially owned 5,809,391 (24.9% of the class)
  Comment: Amount in rows 7 and 9 consists of LLC Units held by Viking Cake Fuel, LLC, which is a wholly owned subsidiary of Viking Cake BR, LLC (collectively, "Viking Cake"). Mr. Brand disclaims beneficial ownership of the shares held by Viking Cake except to the extent of his pecuniary interest therein. On March 6, 2026, Mr. Brand was removed as the investment advisor for the Jeffrey R. Hernandez 2021 Trust and the Tiffany S. Hernandez 2021 Trust. As a result of the removal, Mr. Brand no longer holds voting or investment power with respect to the shares held by the Jeffrey R. Hernandez 2021 Trust or the Tiffany S. Hernandez 2021 Trust.
  
  Holders of LLC Units may elect to have Black Rock OpCo redeem their LLC Units for either shares of Class A Common Stock on a one-for-one basis or, at the Issuer's election (determined solely by the Issuer's independent directors who are disinterested), to effect such transaction as a direct exchange with the relevant holder. Upon any such redemption or exchange of LLC Units, the corresponding shares of Class C Common Stock will be cancelled.
  
  The total outstanding shares of Class A Common Stock used in calculating the percent of class assumes the conversion of all of the Reporting Person's LLC Units into Class A Common Stock, resulting in a total of 23,287,843 shares of Class A Common Stock outstanding (which reflects the sum of (i) 17,478,452 shares of Class A Common Stock outstanding as of March 1, 2026 and (ii) 5,809,391 shares of Class A Common Stock issuable upon conversion of the Reporting Person's LLC Units).
- Jeffrey Hernandez (CIK 0002083544): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 5,809,391; shared voting power 0; sole dispositive power 5,809,391; shared dispositive power 0; aggregate amount beneficially owned 5,809,391 (24.9% of the class)
  Comment: Amount in rows 7 and 9 consists of LLC Units of Black Rock OpCo and an equal number of shares of Class C Common Stock of the Issuer held by Viking Cake. Viking Cake BR, LLC's managers are Jeffrey Hernandez and Daniel Brand. As a result, Messrs. Hernandez and Brand may be deemed to hold voting and investment power with respect to the shares held by Viking Cake BR, LLC.
  
  Holders of LLC Units may elect to have Black Rock OpCo redeem their LLC Units for either shares of Class A Common Stock on a one-for-one basis or, at the Issuer's election (determined solely by the Issuer's independent directors who are disinterested), to effect such transaction as a direct exchange with the relevant holder. Upon any such redemption or exchange of LLC Units, the corresponding shares of Class C Common Stock will be cancelled. Mr. Hernandez disclaims beneficial ownership of the shares held by Viking Cake BR, LLC except to the extent of his pecuniary interest therein.
  
  The total outstanding shares of Class A Common Stock used in calculating the percent of class assumes the conversion of all of the Reporting Person's LLC Units into Class A Common Stock, resulting in a total of 23,287,843 shares of Class A Common Stock outstanding (which reflects the sum of (i) 17,478,452 shares of Class A Common Stock outstanding as of March 1, 2026 and (ii) 5,809,391 shares of Class A Common Stock issuable upon conversion of the Reporting Person's LLC Units.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: Black Rock Coffee Bar, Inc.
Address of issuer's principal executive offices: 9170 E. Bahia Drive, Suite 101, Scottsdale, Arizona (AZ), 85260
Comment: This Amendment No. 3 to the statement on Schedule 13D (this "Amendment") amends the Schedule 13D originally filed with the Securities and Exchange Commission on December 22, 2025, as amended by Amendment No. 1 filed on December 30, 2025 and Amendment No. 2 filed on March 24, 2026 (as so amended prior to the date hereof, the "Original Schedule 13D" and, as amended by this Amendment, the "Schedule 13D"). Capitalized terms used in this Amendment and not otherwise defined herein shall have the same meanings ascribed to them in the Original Schedule 13D. Except as otherwise provided herein, each Item of the Original Schedule 13D remains unchanged.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 11 and 13 of each cover page.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7, 8, 9 and 10 of each cover page.
Transactions in the class effected during the past sixty days: Except as set forth in Item 4 of this Amendment, which information is incorporated by reference into this Item 5(c), the Reporting Persons have not effected any transactions of the Class A Common Stock during the 60 days preceding the date of this report.

## Signatures
- Viking Cake BR, LLC: /s/ Daniel Brand, Daniel Brand, Manager (04/09/2026)
- Viking Cake Fuel, LLC: /s/ Jeffrey Hernandez, Jeffrey Hernandez, Manager of Viking Cake BR, LLC, its Member (04/09/2026)
- Daniel Brand: /s/ Daniel Brand, Daniel Brand (04/09/2026)
- Jeffrey Hernandez: /s/ Jeffrey Hernandez, Jeffrey Hernandez (04/09/2026)